Exhibit 2.1

EXCLUSIVE LICENSE AGREEMENT

This exclusive license agreement (“Agreement”) is made effective this 8th day of August, 2019 (“Effective Date”), by and between cGreen, Inc., a corporation having its principal place of business at 10 E Yanonali Street #134, Santa Barbara, CA 93101(“Licensor”) and Target Group Inc., a Delaware corporation having its principal place of business at 13-55 Administration Road, Unit 13, Vaughan, ON L4K 4G9 (the “Licensee”) Licensee and Licensor are hereafter referred individually as a “Party” or “party”, and collectively as the “Parties” or “parties”.

BACKGROUND

WHEREAS, Licensor is involved in the development and marketing of consumer products; and WHEREAS, Licensee desires to license the rights to such consumer products;

The parties agree as follows:

1.	DEFINITIONS

As used in this Agreement, the following terms, whether used in singular or plural, shall have the following meanings set forth below:

1.1	“Intellectual Property” means:

(A)	all rights to the trade name “True Focus”, as well as any associated trademarks, trade names, logos and art associated with, or used in connection with, the name “True Focus”;

(B)	all rights to product formulations existing as of the Effective Date, or developed during the Licensed Term, as well as any improvements or refinements thereto, which utilize the Patent Rights or which are marketed under the trade name “True Focus” and its derivatives;

(C)	all restrictive covenants and trade secrets associated with the marketing and development of products by Licensor under the “True Focus” trade name or which utilize the Patent Rights, including methods and processes for the manufacturing of products offered by Licensor; and

(D)	all Licensed Methods.

Provided that if Licensor or Licensee develops or markets product(s) designed or marketed for the purpose of supporting THC overconsumption recovery or relief , the definition of “Intellectual Property” shall be construed to include such other product(s).

1.2      “Licensed Method” means any process, service, or method that is covered by a Claim within the Patent Rights, or included within the Intellectual Property or Licensor’s True Focus formulations.

1.3    “Licensed Product” means any composition, service, or product covered by a Claim within the Patent Rights, or produced by using, or that uses, any Intellectual Property, or that is marketed under a trade name included as part of the Intellectual Property, but for greater certainty a Licensed Product may not disclose, directly or indirectly, in its packaging, marketing, documentation, use or design, any trade secret or Licensed Method forming part of the Intellectual Property without Licensor’s prior written consent.

1.4    “License Term” means a period of ten (10) years and 4 Months following the Effective Date, unless otherwise extended by mutual agreement of the Licensee and Licensor or earlier terminated in accordance herewith.

1.5    “Licensed Territory” means all of the United States of America, Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, United Kingdom, Cuba, Haiti, Dominican Republic, Puerto Rico, Jamaica, Trinidad, Tobago, Guyana, Surinam, Guadeloupe, Martinique, Bahamas, Belize, St. Lucia, Curacao, Aruba, Saint Vincent and the Grenadines, Grenada, Antigua and Barbuda, Dominca, Cayman Islands, Saint Kitts and Nevis, Saint Maarten, Turks and Caicos, Saint Martin, British Virgin Islands, Caribbean Netherlands, Anguilla, Saint Barthelemuy, and Montserrat.

1.6    “Net Sale(s)” means all gross amounts invoiced or otherwise charged by the Licensee or Sublicensees from the sale of Licensed Products or other commercialization of the Intellectual Property in the Licensed Territory less the following items (but only to the extent they (i) pertain to the making, using, importing, or selling of Licensed Products, (ii) are included in gross revenue, and (iii) are separately billed):

(A)	cash, trade or quantity discounts actually granted to a customer;

(B)	import, export, excise and sales taxes, custom duties, and value added taxes to the extent such taxes are incurred and not reimbursed, refunded, or credited under a tax authority;

(C)	freight, transport packing, and insurance charges associated with transportation; and

(D)	allowances or credit actually given to customers for returns or rejections.

Transfers to a Sublicensee of a Licensed Product for end use by Sublicensee shall be treated as a sale by the Licensee and the Net Sale of such transfer will be calculated based on the

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list price of such Licensed Product normally charged by the Licensee in arm’s-length transactions.

If Licensed Product is not billed or is billed or otherwise sold at a discounted price that is substantially lower than the customary prices charged by Licensee or its Sublicensee(s), or billed or otherwise sold for non-monetary consideration (whether or not at a discount) or as part of any bundling or combined offering, Net Sales will be calculated based on the average non-discounted amount charged for such Licensed Product in an arms-length transaction to an independent third party during the same calendar quarter in the same country or, in the absence of such sales, on the cash consideration that Licensee or its Sublicensee(s) would realize from an independent buyer in an arm’s-length sale of an identical item or right sold in the same quantity and at the same time and place of the transaction.

1.7    “Ownership Challenge” shall mean any direct or indirect dispute, challenge, or assistance in the challenge of the validity, patentability, scope, construction, enforceability, non-infringement of Licensor’s ownership of any subject matter in the Intellectual Property, Trademarks, Licensed Patents or any claims thereof, including but not limited to opposition or assistance in the opposition of the grant of any letters patent comprising the Licensed Patents, in any legal or, administrative proceedings, including in a court of law, before the United States Patent and Trademark Office (USPTO) or other foreign agency or tribunal in any jurisdiction, or in arbitration.

1.8    “Patent Action” means the preparation, filing, prosecution and maintenance of patent applications and patents included in the Patent Rights. Prosecution includes, but is not limited to, reexaminations, inventorship determination, interferences, oppositions, and any other ex parte or inter partes matters originating in a patent office.

1.9    “Patent Rights” means Licensor’s interest in the USPTO patent application numbered 16059002. Patent Rights shall further include any applicable corresponding foreign patent applications thereof, and any divisional, continuation, continuations-in-part (but only to the extent the claims thereof are entirely supported in the specification and entitled to the priority date of the parent application), or reexamination application, and each patent that issues or reissues from any of these patent applications.

1.10	“Sublicense” has the meaning given in Paragraph 3.1.

1.11	“Sublicensee” means any person or entity that has entered into a Sublicense with Licensee.

1.12    “Sublicensing Revenues” means any consideration received by Licensee from or on behalf of Sublicensees in consideration for Sublicenses including, but not limited to the following:

(a) upfront license issue fees for the license; (b) lump sum license payments; (c) annual or other recurring periodic license payments or fees; (d) maintenance fees; (e) royalties; and (f) stock or equity compensation.

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1.13    “Valid Claim” means a claim of a patent or patent application that (i) has not expired; (ii) has not been disclaimed; (iii) has not been cancelled or superseded, or if cancelled or superseded, has been reinstated; and (iv) has not been revoked, held invalid, or otherwise declared unenforceable or not allowable by a tribunal or patent authority of competent jurisdiction over such claim from which no further appeal or refiling has or may be taken.

2.	GRANT

2.1    Subject to the limitations and other terms and conditions set forth in this Agreement, Licensor grants to the Licensee an exclusive license (the “License”) to utilize and practice the Patent Rights and the Intellectual Property in the Licensed Territory, to make, have made, use, sell, offer for sale and import Licensed Products during the License Term and in the Licensed Territory, to the extent permitted by law. The Licensee will not make, use, have made, sell, offer for sale, or import Licensed Products or practice Licensed Methods outside the Licensed Territory, nor will the Licensee use any Intellectual Property outside of the permitted activities expressly set out in this Agreement.

2.2    The License will include the right to modify the Intellectual Property in the sole discretion of the Licensee, as well as the right to utilize any trade name included within the Intellectual Property in any advertising, publicity or other promotional activity in connection with Licensed Products, provided that all such modifications and improvements in and to the Intellectual Property will (a) be deemed owned by Licensor, and (b) be automatically included in the licenses granted by Licensor to Licensee hereunder. Each party will disclose all such improvements and modifications to the other promptly and with reasonable particulars so as to permit their proper use by Licensee in its performance under this Agreement and by Licensor in its business of owning, licensing and commercializing (outside of the Licensed Territory) them. Licensee hereby assigns (and upon such improvement or modification will be deemed to have assigned, by this written instrument) all of its rights, titles and interests therein and thereto, including all intellectual property rights, to Licensor, and to have waived all moral rights therein, and will ensure that each of its Sublicensees do the same.

2.3      Licensor will retain all right, title and interest in and to the Intellectual Property, including without limitation, all Patent Rights, including any and all other intellectual property and other proprietary rights to the foregoing. All rights not expressly granted to Licensee hereunder are expressly reserved. The Intellectual Property and the Patent Rights are licensed and not sold. Licensee will not, nor will Licensee permit any Sublicensee to, directly or indirectly, take part in any Ownership Challenge.

2.4    Without limiting Section 2.2, Licensee agrees that any of Licensee’s comments, suggestions, ideas, impressions and improvements relating to the Intellectual Property provided by or on behalf of Licensee to Licensor (collectively, “Feedback”) may be used freely by Licensor, including in

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future versions or improvements to the Intellectual Property, or otherwise through commercial or non-commercial exploitation, without any compensation or notice to Licensee.

2.5       In addition to the foregoing, Licensor grants to Licensee the exclusive right to utilize the Licensor’s website “shoptruefocus.com” and any and all future websites (“Websites”) developed by Licensor which refer to the Intellectual Property and the Licensed Products. Licensor shall provide Licensee with all information, including source codes, necessary for Licensee to utilize the Websites consistent with the rights granted to Licensee under this Agreement.

3.	SUBLICENSES

3.1      Licensor also grants to the Licensee the right to sublicense the rights granted to the Licensee hereunder (“Sublicense(s)”) during the Licensed Term. All Sublicenses will (i) be issued in writing, (ii) be subject to this Agreement, (iii) include an express prohibition against issuing further Sublicenses, (iv) include all of the rights of Licensor and require the performance of all obligations due to Licensor hereunder, (v) include a step-in right for Licensor if this Agreement is terminated for any reason, and (iv) ensure Sublicensees name Licensee Licensor as an additional insured on any applicable insurances policies associated with the sale or other dispensation of such Licensed Products. For the purposes of this Agreement, the operations of all Sublicensees shall be deemed to be the operations of the Licensee, for which the Licensee shall be responsible as if all acts and omissions of such Sublicensees were its own.

3.2    The Licensee must pay to Licensor an Earned Royalty in accordance with Article 5) as if Sublicensee activities were its own. Any royalties received by the Licensee from such Sublicensees in excess of royalties due to Licensor under this Paragraph 3.2 belong to the Licensee.

3.3    The Licensee will be responsible for the collection of all payments due under Sublicenses to Licensor and will provide Licensor with copies of any royalty reports provided by any Sublicensee’s, or such other information as is sufficient to establish all amounts due to Licensor under this Agreement. Licensee will provide a copy of each Sublicense promptly following its execution, together with a written statement disclosing any and all prior, contemporaneous, planned and proposed contractual relationships between Licensee and the Sublicensee, all of which information will be Licensee’s confidential information under Section 23.

3.4    If at any time following the Effective Date, a third party communicates to Licensor an expression of interest in obtaining a license under the Patent Rights to develop and commercialize Licensed Products covered in the Licensed Territory, then Licensor shall give written notice to the Licensee of such third-party interest, subject to any confidentiality obligations.

4.	LICENSE FEES

4.1    The Licensee will pay to Licensor a one-time, up-front, non-refundable, non-creditable licensee issue fee of 3,500,000 shares of Target Group, Inc. OTC or CSE Stock Symbol CBDY stock within ten (10) days of the Effective Date. The Licensee will pay to Licensor a one-time, up- front, non-refundable, non-creditable licensee issue fee of 3,500,000 shares of Target Group, Inc. OTC or CSE Stock Symbol CBDY stock on January 10th 2020. The Licensee will pay to Licensor a one-time, up-front, non-refundable, non-creditable licensee issue fee of 3,000,000 shares of

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Target Group, Inc. OTC or CSE Stock Symbol CBDY stock by June 10th , 2020. These fees are not an advance against royalties or other payments due under this Agreement.

5.	ROYALTIES

5.1    The Licensee must pay Licensor for sales by the Licensee and any Sublicensees an earned royalty at the rate of seven percent (7.0%) of Net Sales and seven percent (7.0%) of Sublicensing Revenues (collectively “Earned Royalty”) starting on the Effective Date. Earned Royalties will accrue for the duration of the License Term. The Licensee will pay to Licensor an up-front, non- refundable, licensee royalty fee advance (“Royalty Advance”) of Three Hundred Thousand Dollars ($300,000.00) within ten (10) days of the Effective Date. The Licensee will further pay Licensor an up-front, non-refundable, Royalty Advance of Three Hundred Thousand Dollars ($300,000.00) on January 10th 2020. The Licensee will further pay Licensor an up-front, non- refundable, Royalty Advance of Four Hundred Thousand Dollars ($400,000.00) by June 10th, 2020. The Licensee will further pay Licensor an up-front, non-refundable, Royalty Advance of Five Hundred Thousand Dollars ($500,000.00) by November 10th, 2020. All Royalty Advance payments made by License shall be credited by Licensor against the Earned Royalty owned by Licensee to Licensor through December 31 2020.

5.2    The Licensee will pay Licensor all Earned Royalties owed to Licensor on a quarterly basis on or before February 28 (for the calendar quarter ending December 31 of the prior year), May 31 (for the calendar quarter ending March 31), August 31 (for the calendar quarter ending June 30) and November 30 (for the calendar quarter ending September 30) of each calendar year. Licensor shall not be entitled to any minimum royalty amount.

5.3    All consideration due Licensor will be paid in United States Dollars by cheque payable to “cGreen, Inc.” or by wire transfer to an account designated by Licensor. With respect to sales of Licensed Products in a currency other than United States Dollars, the Licensee will calculate the Earned Royalties and other consideration due to Licensor by using the appropriate foreign exchange rate for the currency quoted by the Bank of Canada on the final business day of the quarter in which such sales were made.

5.4    Before Licensee or Sublicensees sell, bundle or otherwise offer together with any other products or services made available by Licensee or Sublicensees any Licensed Products, Licensee and Licensor will first determine a reasonable allocation of the Licensed Products forming part thereof.

6.	DUE DILIGENCE

6.1    The Licensee, upon execution of this Agreement, will diligently proceed with the development, manufacture and sale of Licensed Products and Licensed Methods and will

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earnestly and diligently market the same after execution of this Agreement. Licensee will use commercially reasonable efforts during the License Term to commercialize Licensed Products within the Licensed Territory.

6.2    The Licensee will obtain all necessary governmental and regulatory approvals in each country where Licensed Products and Licensed Methods are manufactured, used, sold, marketed, offered for sale or imported.

7.	ROYALTY REPORTS AND PAYMENTS

7.1    Beginning with the first commercial sale of a Licensed Product or Licensed Method by the Licensee or a Sublicensee, the Licensee will make quarterly royalty reports to Licensor on or before each February 28 (for the quarter ending December 31), May 31 (for the quarter ending March 31), August 31 (for the quarter ending June 30) and November 30 (for the quarter ending September 30) of each year. The Licensee will state in its royalty report if it had no sales of any Licensed Product in the applicable quarter. Each royalty report will cover Licensee's and all Sublicensee’s most recently completed calendar quarter and will show:

(A)	Net Sales of Licensed Products sold (itemizing the applicable gross proceeds and any deductions therefrom);
(B)	the country in which such Net Sales were earned;
(C)	the Earned Royalties, in United States dollars, payable to Licensor;
(D)	the Earned Royalties attributable to each Sublicense;
(E)	the method and currency rates (if any) used to calculate the Earned Royalty, specifying all deductions taken and the dollar amount of each such deduction; and
(F)	date of the first sale of a Licensed Product or Licensed Method (only needed in the first royalty report following the first sale).

7.2    All payments under this Agreement will be made without deduction or withholding for or on account of any tax, except as expressly permitted in this Agreement. If any income or other taxes, withholdings or other deductions are required by applicable law to be withheld or deducted from any of the payments made by or on behalf of Licensee hereunder ("Withholding Taxes"), Licensee will: (i) pay such Withholding Taxes to the proper taxing authority; and (ii) advise Licensor that such Withholding Taxes have been paid and, to the extent possible, assist Licensor to seek refund or rebate of the same.

8.	BOOKS AND RECORDS

8.1    The Licensee will keep, and will require all Sublicensees to keep, accurate books and records of (i) the development, manufacture, use, import, and sale of all Licensed Products and the exploitation of Licensed Methods and (ii) in the case of Licensee only, all Sublicenses, collaboration agreements and joint venture agreements entered into by Licensee that involve Patent Rights or Intellectual Property. Such books and records will be preserved for at least five

(5) years after the date of the payment to which they pertain and will be open to examination by

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representatives or agents of Licensor during regular office hours to determine their accuracy and assess the Licensee's and Sublicensees’ compliance with the terms of this Agreement.

8.2      Licensor shall pay the fees and expenses of such examination. If, however, an error in Earned Royalties of more than five percent (5%) of the total Earned Royalties due for any calendar quarter is discovered in any examination, then the Licensee shall bear the fees and expenses of such examination and shall remit such underpayment to Licensor within thirty (30) days of the examination results.

9.	LIFE OF THE AGREEMENT

9.1    Unless otherwise terminated by operation of law or by acts of the parties in accordance with the terms of this Agreement, this Agreement will remain in effect from the Effective Date until the expiration of the License Term.

9.2    Any termination or expiration of this Agreement will not affect the rights and obligations set forth in the following Articles: Article 1, Article 4, Article 5, Article 8 Article 11 Article 12, and Articles 16 through 25 (inclusive).

9.3    The termination or expiration of this Agreement will not relieve the Licensee of its obligation to pay any fees, royalties or other payments owed to Licensor at the time of such termination or expiration and will not impair any accrued right of Licensor, including the right to receive Earned Royalties in accordance with Articles 5 and 11. Except in the case of breach of this Agreement by the Licensor, the termination of this Agreement for any reason will not relieve the Licensee of its obligation to pay cumulative License Fees of 10,000,000 shares of Target Group, Inc. OTC or CSE Stock Symbol CBDY stock per Article 4 and pay cumulative Royalty Advances of $1,500,000.00 USD per Article 5, regardless of when this Agreement is terminated.

9.4    TERMINATION BY LICENSOR If the Licensee fails to perform or violates any term of this Agreement, then Licensor may give written notice of such default (“Notice of Default”) to the Licensee. If the Licensee fails to repair such default within sixty (60) days after the effective date of such Notice of Default, then Licensor will have the right to immediately terminate this Agreement, including all Sublicenses, by providing a written notice of termination to the Licensee.

9.5    If Licensee becomes bankrupt or insolvent, files a petition in bankruptcy, or is placed in the hands of a receiver, assignee, or trustee for the benefit of creditors, whether by the voluntary act of Licensee or otherwise, this Agreement shall automatically terminate, inasmuch as permitted under applicable and prevailing law.

10.	TERMINATION BY LICENSEE

10.1    The Licensee has the right at any time to terminate this Agreement in whole or with respect to any portion of the Patent Rights by providing written notice to Licensor at least ninety (90) days in advance of the effective date of termination selected by the Licensee.

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11.	DISPOSITION OF LICENSED PRODUCT ON HAND UPON TERMINATION

11.1    Upon termination of this Agreement by the Licensee, the Licensee may continue to sell any previously made Licensed Products during the one hundred eighty (180) days following such termination, but for greater certainty this will not apply to any termination under Article 9.4. The Licensee must submit royalty reports on the sale of Licensed Products allowed under this Paragraph 11.1 in accordance with Article 5 and must pay Earned Royalties for sales of Licensed Products made during the term of this Agreement. The Licensee will not otherwise make, sell, offer for sale, or import Licensed Products after termination of this Agreement by the Licensee or Licensor.

12.	REPRESENTATIONS, WARRANTIES, INDEMNITIES, AND LIMITATIONS OF LIABILITY

12.1    Each party represents and warrants to the other that on the effective date hereof: (a) it has all necessary corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder; and (b) all action on the part of each party necessary for the authorization, entering into and delivery of this Agreement and the performance of all obligations of that party hereunder have been taken or will be taken prior to the signing of this Agreement; and.

12.2    THE INTELLECTUAL PROPERTY IS PROVIDED “AS IS” AND “AS-AVAILABLE” AND LICENSOR HEREBY DISCLAIMS ALL WARRANTIES, IMPLIED OR EXPRESS, INCLUDING THE IMPLIED WARRANTIES OF SATISFACTORY QUALITY, LEGALITY, MERCHANTABILITY, FITNESS, EFFICACY, STABILITY, SAFETY, NON-INFRINGEMENT, PERFORMANCE, TITLE, ACCURACY AND COURSE OF DEALING.

12.3 IN NO EVENT SHALL LICENSOR OR ITS AFFILIATES BE LIABLE, WHETHER GROUNDED IN ANY TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, CONTRACT OR UNDER ANY OTHER THEORY, TO LICENSEE OR TO ANY THIRD PARTY FOR ANY DIRECT OR INDIRECT, INCIDENTAL, PUNITIVE, CONSEQUENTIAL OR SPECIAL DAMAGES, NOR (WHETHER DIRECT OR INDIRECT) ANY DAMAGES TO BUSINESS REPUTATION, LOST BUSINESS, LOST PROFITS, COSTS OF PROCURING SUBSTITUTE GOODS OR RIGHTS, ENHANCED DAMAGES FOR INTELLECTUAL PROPERTY INFRINGEMENT, OR LOST PROFITS, IN EACH CASE WHETHER FORESEEABLE OR NOT AND HOWEVER CAUSED, EVEN IF LICENSOR IS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL THE TOTAL LIABILITY OF LICENSOR OR ITS AFFILIATES TO LICENSEE OR ANY THIRD PARTY EXCEED EARNED ROYALTIES ACTUALLY PAID BY LICENSEE HEREUNDER DURING THE SIX MONTH PERIOD PRIOR TO SUCH LIABILITY ARISING., PROVIDED THAT NOTHING IN THIS SECTION 12.3 SHALL BE APPLICABLE TO THE OBLIGATIONS OF LICENSOR IN ARTICLES 3,8,9 11, 14 AND 16 OF THIS AGREEMENT.

12.4	For greater certainty, this License does not:

(A)	express or imply a warranty or representation as to the validity, enforceability, or scope of any Patent Rights or Intellectual Property; or

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(B)	express or imply a warranty or representation that anything made, used, sold, offered for sale or imported or otherwise exploited under any license granted in this Agreement is or will be free from infringement of patents, copyrights, or other rights of third parties;

(C)	in recognition of the experimental nature of the Intellectual Property licensed hereunder, express or imply a warranty or representation that development of a commercially viable Licensed Product within the Licensed Territory is possible, and

(D)	obligate Licensor to bring suits against third parties for patent or trademark infringement.

12.5    Licensee shall make no statements, representations or warranties whatsoever to any third parties, including Sublicensees, which are inconsistent with the foregoing parts of this Article 13.

12.6    Licensee, either itself or through the actions of its Sublicensees, shall be fully responsible for the quality, safety and operability of all Licensed Products, and shall have sole control over, and responsibility for, the development, design, testing, promotion, marketing, sales, and other activities directed to the commercialization of Licensed Products. Licensee acknowledges that the technology embodied in the rights licensed hereunder is experimental and agrees to take all reasonable precautions to prevent death, personal injury, illness and property damage. Should licensee shall obtain and maintain product liability and general liability insurance it shall add Licensor as additional insured under such insurance policies and shall require each of its Sublicensees to also add Licensor as additional insured under their insurance policies.

12.7    Licensee shall indemnify, defend and hold harmless Licensor and its directors, officers, employees, contractors, shareholders, representatives and agents (collectively, the “Indemnitees”) against any liability, obligation, damage, loss, adverse impact or expense (including reasonable attorney’s fees and expense of litigation) (“Losses”) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, allegations, assertions, investigations, demands or judgments (“Claims”) arising out of or related to: (a) the exercise of any rights granted under this License; (b) any breach by Licensee or its Sublicensees of this Agreement; (c) any product, process or service made, used or sold pursuant to any right or license granted under this License, under any theory of law (including, but not limited to, actions in the form of tort, warranty or strict liability) or (d) infringement of a third party’s rights by a Licensed Product within the Licensed Territory.

12.8    Licensor shall give prompt notice to Licensee of the commencement of any action, suit or proceeding for which indemnification may be sought, provided that failure to do so shall not affect the rights of the Indemnitees unless, and then only to the extent that, such delay or failure is prejudicial to or otherwise adversely affects Licensee. Licensee agrees, at its own expense, to

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provide attorneys reasonably acceptable Licensor to defend against any Claims brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such Claims are rightfully brought; provided, however, that Licensor shall be entitled to participate in any such action, suit or proceeding to defend its own respective interests with counsel of its own choice, but at its own expense. If Licensee fails to assume the defense within a reasonable time, Licensor may assume such defense and the reasonable fees and expenses of its attorneys and any Losses will be covered by the indemnity provided for herein. Any Indemnitee shall have the right to retain its own counsel, at the expense of Licensee, if representation of such Indemnitee by the counsel retained by Licensee would be inappropriate because of actual or potential differences in the interests of such Indemnitee and any other party represented by such counsel. The Indemnitees shall cooperate in such defense as reasonably requested by Licensee, at Licensee’s sole expense. Licensee agrees to keep Licensor informed of the progress in the defense and disposition of such claim and to consult with Licensor with regard to any proposed settlement. Licensee agrees that it will not settle, compromise, voluntarily dispose of or fail to defend any such action (including any cross claim, counterclaim or declaratory judgment action) without the prior written consent of Licensor, nor will it permit any Sublicensee to do the same.

13.	PATENT PROSECUTION AND MAINTENANCE

13.1	Patent Prosecution.

(A)	During the Licensed Term, Licensee will maintain all rights associated with the Patent Rights, Trade Marks, and the Intellectual Property. The Patent Rights, Trade Marks, and Intellectual Property will be held in the name of Licensor. Licensor will consider any comments or suggestions by the Licensee with respect to Patent Actions, however, Licensor will have sole discretion to determine any Patent Actions, including whether to undertake any Patent Actions within any part of the Licensed Territory Licensor is entitled to take action to preserve rights and minimize costs whether or not the Licensee has provided any comments, and will use reasonable efforts not to allow any Patent Rights or Intellectual Property to lapse or become abandoned without notifying Licensee.

(B)	Licensor will provide the Licensee with copies of each patent application if requested by the Licensee once Licensor receives all upfront royalty fees as contemplated in this agreement. The Licensee agrees to keep this documentation confidential as provided for in Article 23 of this Agreement.

(C)	Licensor shall use reasonable efforts to amend any patent application to include claims reasonably requested by the Licensee to protect the products and services contemplated to be sold, or the Licensed Method to be practiced, under this Agreement. Licensee shall bear all costs associated with such requested amendments.

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13.2    Ongoing Prosecution Costs. During the Licensed Term, Licensee will bear all costs associated with the prosecution, defense, and maintenance of all rights associated with the Patent Rights, Trade Marks, and Intellectual Property within any part of the Licensed Territory.

13.3    No Ownership Challenges. Without permitting the same, if Licensee or a Sublicensee directly or indirectly brings, or assists in bringing, an Ownership Challenge, then (a) Licensee shall provide Licensor with at least sixty (60) days’ notice prior to taking any such action, (b) Licensee shall pay all costs, fees and expenses associated with such Ownership Challenge that are incurred by Licensor and its representatives, including reasonable attorneys’ fees and all costs associated with administrative, judicial or other proceedings, within thirty (30) days after receiving an invoice from Licensee for same; (c) the exclusive licenses granted herein above shall, as of the date of initiation of said challenge or opposition, automatically convert to a non-exclusive license for the remainder of the Licensed Term, and Licensor shall have the right to grant licenses under the Licensed Patents and Intellectual Property to third parties, subject to the then-existing non-exclusive license provided herein; and (d) at any time after the Ownership Challenge is brought, Licensor may, at its option, terminate this Agreement according to Article 9.4; provided that if any of subsections (a)-(d) is held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any of the other said subsections. Notwithstanding any other provision of this Agreement, Licensee shall not have the right to assume or participate in the defense, settlement or other disposition of such Ownership Challenge, but shall pay associated costs, fees and expenses as provided herein. The parties agree that any challenge or opposition to a Licensed Patent or Licensor’s ownership of any Intellectual Property by Licensee or Sublicensees may be detrimental to Licensor, and that the above provisions are reasonable in the circumstances.

14.	MARKING

14.1    Licensee must mark all Licensed Products made, used or sold under the terms of this Agreement, or their containers, in accordance with the applicable patent marking and trademark laws. Licensee shall be responsible for all monetary and legal liabilities arising from or caused by

(i) failure to abide by applicable patent marking and trademark laws and (ii) any type of incorrect or improper marking.

14.2    Licensee will comply with all trademark, trade name and branding guidelines provided by Licensor from time to time with respect to the use of any such elements of the Intellectual Property, and will provide Licensor with specimens of usage from time to time upon Licensor’s written request.

15.	INFRINGEMENT

15.1    In the event that Licensor (to the extent of the actual knowledge of the licensing professional responsible for the administration of this Agreement) or the Licensee learns of infringement of

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potential commercial significance of any Patent Rights or Intellectual Property licensed under this Agreement within the Licensed Territory, the knowledgeable party will provide the other (i) with written notice of such infringement and (ii) with any evidence of such infringement available to it (the “Infringement Notice”). During the period in which, and in the jurisdiction where, the Licensee has exclusive rights under this Agreement, neither Licensor nor the Licensee will notify a possible infringer of infringement or put such infringer on notice of the existence of any Patent Rights without first obtaining consent of the other, not to be unreasonably withheld, conditioned or delayed. Both Licensor and the Licensee will use their diligent efforts to cooperate with each other to terminate such infringement without litigation.

15.2    If infringing activity of potential commercial significance by the infringer within the Licensed Territory has not been abated within ninety (90) days following the date the Infringement Notice takes effect, then the Licensee may institute suit for infringement against the infringer. Licensee will be responsible for all costs and expenses of any action or proceeding against infringers. Licensor may, at its option, voluntarily join such suit, but may not otherwise commence suit against the infringer for the acts of infringement that are the subject of the Licensee’s suit or any judgment rendered in that suit.

15.3    If, within a hundred and twenty (120) days following the date the Infringement Notice takes effect, infringing activity of potential commercial significance by the infringer has not been abated and if the Licensee has not brought suit against the infringer, then Licensor may institute suit for patent infringement against the infringer.

15.4    Any recovery or settlement received in connection with any suit will first be shared by Licensor and the Licensee equally to cover any litigation costs each incurred and any remaining recovery shall be paid to Licensor or the Licensee equally..

15.5    Each party will cooperate with the other in litigation proceedings instituted hereunder but at the expense of the party who initiated the suit (unless such suit is being jointly prosecuted by the parties). Any litigation proceedings will be controlled by the party bringing the suit.

16.	NOTICES

16.1    Any notice, progress report, royalty report or payment required to be given to either party under this Agreement will be sent to the respective address given below and is effective: (a) on the date of delivery if delivered in person or (b) on the date of mailing if mailed by first-class certified mail or by any global express carrier service. Either party may change its designated address by written notice.

In the case of the Licensee:

Target Group Inc.

55 Administration Road Unit 13, Vaughan, Ontario, L4K4G9

Email:rubin@targetgroupinc.ca Attention:

Rubin Schindermann, CEO

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In the case of Licensor:

cGreen, Inc.

10 E Yanonali Street #134, Santa Barbara, CA 93101

Email: sbermudez@shoptruefocus.com

Attention: Steven Bermudez, CEO

17.	ASSIGNABILITY

17.1    This Agreement is binding upon and inures to the benefit of Licensor, its successors and assignees. This Agreement is assignable by the Licensee only with the prior written consent of Licensor, which consent shall not unreasonable withheld or arbitrarily delayed. Provided that Licensee fully complies with Section 17.2, the consent of Licensor will not be required if the assignment is in conjunction with the transfer of all or substantially all of the business of Licensor to which this license relates, or in connection with a transaction involving the listing of the share capital of the Licensee on a public securities exchange, or the acquisition of all of the share capital of the Licensee by an existing entity listed on a public securities exchange; provided, however Licensee must provide Licensor written notice within ten (10) days of such transfer. Any other attempt to assign this Agreement by the Licensee is null and void, and any other change of control of Licensee will be deemed to be an assignment requiring consent.

17.2    Prior to any assignment of this Agreement, all of the following terms and conditions shall be met, and if they are not met, any assignment thereof will be considered null and void with no further notice from Licensor:

(A)	Licensee must provide Licensor in writing the identity of the proposed assignee including the new assignee’s contact information;

(B)	The proposed assignee shall agree in writing to be bound by all the terms and conditions of this Agreement as if such assignee were the original Licensee, and a copy of such written agreement shall be provided to Licensor; and

(C)	Licensee shall provide Licensor with evidence to demonstrate that such successor or purchaser has or is likely to acquire, in a reasonable period of time, capital and personnel resources sufficient to fulfill the obligations it is assuming hereunder.

18.	WAIVER

18.1    No waiver by either party of any breach or default of any term of this Agreement will be deemed a waiver as to any subsequent and/or similar breach or default. No waiver will be valid or binding upon the parties unless made in writing and signed by a duly authorized officer of each party.

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19.	FORCE MAJEURE

19.1	Except for any unpaid fees that are due to Licensor the parties shall not be responsible for any failure to perform due to the occurrence of any events beyond their reasonable control that render their performance impossible or onerous, including, but not limited to: accidents (environmental, toxic spill, etc.); acts of God; biological or nuclear incidents; casualties; earthquakes; fires; floods; governmental acts; orders or restrictions; inability to obtain suitable and sufficient labor, transportation, fuel and materials; local, national or state emergency; power failure and power outages; acts of terrorism; strike; and war.

19.2	Either party to this Agreement, however, will have the right to terminate this Agreement upon thirty (30) days’ prior written notice if either party is unable to fulfill its obligations under this Agreement due to any of the causes specified in Paragraph 19.1 for a period of one (1) year.

20.	GOVERNING LAWS; VENUE; ATTORNEYS’ FEES

20.1    This Agreement will be interpreted and construed in accordance with the laws of the United States of America, and the laws of the State of California, but the scope and validity of any patent or patent application will be governed by the applicable laws of the country of the patent or patent application.

20.2    Any legal action brought by the parties hereto relating to this Agreement will be conducted in Los Angeles, California.

20.3    The prevailing party in any suit related to this Agreement will be entitled to recover its reasonable attorneys' fees in addition to its costs and necessary disbursements.

20.4     Any dispute between the parties regarding this Agreement will be settled by arbitration in accordance with the JAMS Arbitration Rules and Procedures. Either party may request such arbitration. Licensor and Licensee will mutually agree in writing on a third party arbitrator within thirty (30) days of the arbitration request. The administrative charges, arbitrators’ fees, and related expenses of any arbitration shall be paid equally by the parties, but each party shall be responsible for any costs or expenses incurred in presenting such party’s case to the arbitrators, such as attorneys’ fees. The arbitrator’s decision will be final and nonappealable and may be entered in any court having jurisdiction. The arbitration will be in Los Angeles County, California. The prevailing party shall be entitled to recovery of all its reasonable attorneys’ fees from the other party in addition to any other award of damages.

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21.	GOVERNMENT APPROVAL OR REGISTRATION

If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, the Licensee will assume all legal obligations to do so. The Licensee will make all necessary filings and pay all costs including fees, penalties and all other out-of-pocket costs associated with such reporting or approval process.

22.	COMPLIANCE WITH LAWS

The Licensee shall comply with all applicable international, national, provincial, state, regional and local laws and regulations in performing its obligations hereunder and in its use, manufacture, marketing, sale or import of the Licensed Products, or practice of the Licensed Method. Without limiting the generality of the foregoing, the Licensee will comply with all United States and foreign laws on anti-corruption, anti-kickback, export or re-export control applicable to Licensee, Licensor, Sublicensees or the Licensed Products. Licensee shall not market the Licensed products with unsubstantiated claims.

23.	CONFIDENTIALITY

23.1    Each party acknowledges that it may have access to certain confidential information of the other party concerning the other party’s business, plans, customers, technology, formulations, trade secrets, products and services (“Confidential Information”). Confidential Information will include, but not be limited to, the Intellectual Property, the terms and conditions of this Agreement, and all information identified as confidential or proprietary or by the nature of its disclosure, would reasonably be determined to be confidential. Each party agrees that it will not use the Confidential Information of the other party in any way, for its own account or the account of any third party (except as expressly permitted for this Agreement or in order to perform hereunder) and the receiving party will:

(A)	use the same degree of care to maintain the secrecy of the Confidential Information as it uses to maintain the secrecy of its own information of like kind but in any case no less than a reasonable standard of care;

(B)	use the confidential information only to accomplish the purposes of this Agreement; and

(C)	ensure that any employees, customers, distributors and other agents to whom the Confidential Information are subject to the confidential provisions hereof or bound by similar legally enforceable obligations of confidence and to make any such disclosures only as required to accomplish the purposes of this Agreement.

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23.2    Neither party will have any confidentiality obligation with respect to the Confidential Information belonging to or disclosed by the other party that:

(A)	the receiving party can demonstrate by written records was previously known to it;

(B)	the receiving party lawfully obtained from sources under no obligation of confidentiality; or

(C)	is or becomes publicly available other than through an act or omission of the receiving party or any of its employees, contractors, or agents.

23.3    The provisions of this Article 23 will continue in effect for five (5) years after expiration or termination of this Agreement, except that Licensor’s patent and formulas will continue to be subject Article 23 indefinitely.

23.4    If a third party inquires whether a license to the Patent Rights or Intellectual Property is available, then Licensor may disclose the existence of this Agreement and the extent of the grant in Article 2 and Article 3 to such third party, but will not disclose the name of Licensee or any other negotiated terms or conditions of this Agreement to such third party.

23.5	All written confidential information will be labeled or marked confidential or proprietary.

23.6    If a receiving party is requested or required under any law (including questions, interrogatories, requests, subpoenas, civil demands or similar processes, and including regulatory bodies) to disclose any of the other party’s Confidential Information, it may disclose strictly that which is required, provided that it gives the other party prompt written notice of such requirement so that the other party may contest or restrict the disclosure, and reasonably cooperates in good faith with the other party in its efforts to so restrict or contest such disclosure.

24.	MISCELLANEOUS

24.1    The headings of the several sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

24.2    This Agreement is not binding on the parties until it has been signed below on behalf of each party. It is then effective as of the Effective Date.

24.3    No amendment or modification of this Agreement is valid or binding on the parties unless made in writing and signed on behalf of each party.

24.4    This Agreement embodies the entire understanding of the parties and supersedes all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof.

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24.5    In case any of the provisions contained in this Agreement are held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provisions had never been contained in it.

24.6    No provisions of this Agreement are intended or shall be construed to confer upon or give to any person or entity other than Licensor and the Licensee any rights, remedies or other benefits under, or by reason of, this Agreement.

24.7    In performing their respective duties under this Agreement, each of the parties will be operating as an independent contractor. Nothing contained herein will in any way constitute any association, partnership, or joint venture between the parties hereto, or be construed to evidence the intention of the parties to establish any such relationship. Neither party will have the power to bind the other party or incur obligations on the other party's behalf without the other party's prior written consent.

25.	COUNTERPARTS AND EXECUTION

25.1    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile, Portable Document Format (PDF), electronic, or photocopied signatures of the parties will have the same legal validity as original signatures.

IN WITNESS THEREOF, both Licensor and the Licensee have executed this Agreement by their respective and duly authorized officers on the day and year written.

LICENSEE:	LICENSOR:

TARGET GROUP INC.	cGREEN INC.

By: /s/ Rubin Schindermann	By: /s/Steven Bermudez
Name: Rubin Schindermann	Name: Steven Bermudez
Title: Chief Executive Officer	Title: Chief Executive Officer

By: /s/ Aaron Brown
Name: Aaron Brown
Title: Chief Product Officer

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